UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
001-01063
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING	235825205

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:		March 31, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Dana Incorporated
Full Name of Registrant

Former Name if Applicable

3939 Technology Drive
Address of Principal Executive Office (Street and Number)

Maumee, Ohio 43537
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Dana Incorporated (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 (the “Form 10-Q”) by the prescribed due date for the reasons described below.

On January 1, 2026, the Company completed the sale of its Off-Highway business to Allison Transmission Holdings, Inc. The process to affect the sale transaction in the Company’s consolidation system was complex and time consuming and resulted in additional reconciliation and tie out procedures being performed to ensure a complete and accurate recording of the transaction in the Company’s financial statements. The Company is in the process of finalizing the financial statements for the quarter ended March 31, 2026 and will need additional time to complete and finalize such financial statements. The Company anticipates that it will file its Form 10-Q within the five-day extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy R. Kraus	(419)	887-3000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 29, 2026, the Company issued a press release announcing certain financial information for the quarter ended March 31, 2026. A copy of the press release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 29, 2026. As noted in that press release, the Company announced (i) sales from continuing operations in the first quarter of 2026 totaled $1.87 billion, compared to $1.78 billion in the same period of 2025, and (ii) operating cash flow in the first quarter of 2026 was a use of $156 million, compared with a use of $37 million in the same period of 2025.

The Company expects net income for the first quarter of 2026 to be $1.05 billion to $1.15 billion compared to $30 million in the same period of 2025. The significant increase in net income is due to the gain recognized on the divestiture of the Company’s Off-Highway business during the first quarter of 2026.

The forgoing results are preliminary and subject to change upon finalization of the Company’s financial statements for the quarter ended March 31, 2026. There can be no assurance that the final results will not differ from the foregoing preliminary results.

Forward-Looking Statements

Certain statements and projections contained in this Form 12b-25 are, by their nature, forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding, among other things, the Company’s preliminary results for the quarter ended March 31, 2026 and the timing of filing the Form 10-Q, and are based on the Company’s current expectations, estimates, and projections about the Company’s industry and business, management’s beliefs, and certain assumptions made by the Company, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties, and assumptions that could cause the Company’s actual results to differ materially and adversely from those expressed in any forward-looking statement.

The Company’s Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss important risk factors that could affect the Company’s business, results of operations and financial condition. The forward-looking statements in this Form 12b-25 speak only as of this date. The Company does not undertake any obligation to revise or update publicly any forward-looking statement for any reason, except as required by law.

Dana Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 12, 2026	By:	/s/ Douglas H. Liedberg
Name: Douglas H. Liedberg Title: Senior Vice President, Chief Legal and Human Resources Officer and Corporate Secretary